PROSPECTUS SUPPLEMENT NO. 1 (to prospectus dated August 15, 2023)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-271221

YS Biopharma Co., Ltd.

UP TO 24,130,762 ORDINARY SHARES

This prospectus supplement updates, amends and supplements the prospectus dated August 15, 2023 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-271221), with the information contained in the Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (“SEC”) on August 16, 2023, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus.

Our Ordinary Shares and warrants to purchase our Ordinary Shares (“Warrants”) are listed on the Nasdaq Stock Market LLC (“NASDAQ”), under the trading symbols “YS” and “YSBPW,” respectively. On September 22, 2023, the closing price for our Ordinary Shares on Nasdaq was $0.824, and the closing price for our Warrants on Nasdaq was $0.031.

Investing in YS Biopharma’s securities involves a high degree of risk. See “Risk Factors” beginning on page 17 of the Prospectus and other risk factors contained in the documents incorporated by reference herein for a discussion of information that should be considered in connection with an investment in YS Biopharma’s securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

PROSPECTUS DATED SEPTEMBER 25, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41598

YS BIOPHARMA CO., LTD.

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road
Daxing Biomedical Industry Park
Daxing District, Beijing, PRC
Tel: 010-89202086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YS Biopharma Co., Ltd.

Date: August 16, 2023	By:	/s/ Yi Zhang
	Name:	Yi Zhang
	Title:	Chairman and Director

1

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	YS Biopharma Announces Unaudited Financial Results for the First Quarter of Fiscal Year 2024

2

Exhibit 99.1

YS Biopharma Announces Unaudited Financial Results for the First Quarter of Fiscal Year 2024

Pipeline makes progress towards commercialization as robust demand for YSJA rabies vaccine continues

Gross margin increases to 80.3%; balance sheet remains strong

GAITHERSBURG, MD., August 15, 2023 /PRNewswire/ -- YS Biopharma Co., Ltd. (NASDAQ: YS) (“YS Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced its unaudited financial results for the first quarter of the fiscal year ended March 31, 2024 (the “first quarter of fiscal year 2024”).

Dr. David Shao, Director, President, and CEO of YS Biopharma, commented, “During the first quarter of fiscal year 2024, our top-line came under pressure from tight inventory levels of finished products available for sale, caused by the lingering impacts of COVID-related disruptions at our YSJA rabies vaccine manufacturing facilities. While these disruptions occurred in late 2022 and early 2023, the long and complex nature of the vaccine manufacturing process means that we are experiencing the impact at present. In the first quarter, we took several steps to enhance our operations and ensure future stability, including boosting manufacturing productivity, building out our sales network, and streamlining research and development efforts. Demand for our YSJA rabies vaccine remains robust, and we continue to bring our pipeline of promising product candidates, including our next generation PIKA rabies vaccine, towards commercialization. We are confident that we will overcome the near-term difficulties we have faced, and we believe we are well-positioned for sustainable, long-term success.”

Ms. Brenda Wu, CFO of YS Biopharma, added, “In the first quarter of fiscal year 2024, our total revenues were RMB176.3 million, as we continued to deal with the fallout of COVID-related disruptions on our supply chains and manufacturing operations. Our gross profit for the quarter was RMB141.6 million, and we recorded a solid gross profit margin of 80.3%. As of the end of the first quarter, our balance sheet remains strong, and we plan to diligently monitor our expenses in order to create a stable foundation for our long-term growth. We are confident in our business model and excited for the opportunities the future holds.”

Business Updates

YSJATM Rabies Vaccine

YS Biopharma’s marketed vaccine product, YSJATM rabies vaccine, was the first aluminum-free lyophilized rabies vaccine launched in China. Since the Company commenced production at its current GMP-compliant facilities in February 2020, and, since it commenced the product’s commercialization in late 2020, market intake of the Company’s YSJA rabies vaccine has been consistent and strong. As of June 30, 2023, YS Biopharma had sold more than 22.2 million doses of YSJATM rabies vaccines to approximately 1,725 CDC customers, which represents over 60% of CDC customers in China.

Clinical Pipeline

YS Biopharma continues to advance its portfolio of innovative product candidates under various clinical development stages, including PIKA rabies vaccine, PIKA recombinant COVID-19 vaccine, and PIKA YS-ON-001.

PIKA Rabies Vaccine

●	As of June 1, 2023, the Company had been granted approval by regulatory bodies in the Philippines, Singapore, and Pakistan to undertake Phase III clinical trials of the vaccine. This multi-country Phase III study is a registration trial and will evaluate the vaccine’s ability to induce an immune response and its safety profile.

●	The Company intends to include a total of 4,500 participants in the Phase III trial, with the recruitment process projected to commence in the fourth quarter of 2023. The Company aims to obtain interim results by early 2024.

PIKA Recombinant COVID-19 Vaccine

●	In March 2023, the Company reported positive interim safety and immunogenicity data for the PIKA recombinant COVID-19 vaccine from Phase II of the Phase II/III clinical studies which were completed in the Philippines and the UAE. The safety and efficacy of the Company’s PIKA adjuvant technology was validated in the Phase II/III trial, which involved roughly 6,000 participants. The Company anticipates the findings from the Phase III clinical trials will be released before the end of 2023.

●	The Company will continue to monitor the evolving global situation surrounding COVID-19, and will utilize appropriate commercialization strategies for the PIKA recombinant COVID-19 vaccine accordingly.

PIKA YS-ON-001

●	PIKA YS-ON-001 is designed as an immunological therapeutical agent against cancers. The Company has completed the enrollment of cancer patients for the Phase I clinical trial of PIKA YS-ON-001 in China. The Company expects the Phase I clinical trial will be completed by December 31, 2023.

First Quarter of Fiscal Year 2024 Financial Results

Total Revenues

Total revenues were RMB176.3 million (US$24.4 million) in the first quarter of fiscal year 2024, compared to RMB205.5 million in the same period of fiscal year 2023, representing a change of 14.2%. This was primarily due to COVID-related disruptions affecting raw material supply chains, manufacturing operations, and production output at the Company’s YSJA rabies vaccine production facilities, which negatively impacted batch approvals and doses available for sale.

Gross Profit

Gross profit was RMB141.6 million (US$19.6 million), representing an 80.3% gross margin, compared to RMB154.3 million, or a 75.1% gross margin, in the same period of fiscal year 2023.

Selling and Marketing Expenses

Selling and marketing expenses in the first quarter of fiscal year 2024 were RMB79.2 million (US$11.0 million), compared to RMB70.5 million in the same period of fiscal year 2023. The increase in selling and marketing expenses reflects the Company’s ongoing long-term strategies to enhance promotional and marketing services in order to expand and strengthen its distribution network of district- and county-level CDCs and hospitals. This targeted expansion aligns with the Company’s commitment to driving growth in key markets.

General and Administrative Expenses

General and administrative expenses in the first quarter of fiscal year 2024 were RMB31.8 million (US$4.4 million), compared to RMB25.5 million in the same period of 2023. This change was primarily attributable to higher professional service fees associated with the Company’s status as a publicly-listed entity.

Research and Development Expenses

Research and development expenses were RMB100.6 million (US$13.9 million) in the first quarter of fiscal year 2024, compared to RMB70.3 million in the same period of 2023. The change was primarily driven by an increase in preclinical and clinical development costs associated with the Company’s rabies vaccine pipeline. This increase reflects the Company’s targeted allocation of resources to advance its promising rabies vaccine candidates through various stages of development, in line with the Company’s commitment to innovation and addressing unmet medical needs.

Net Loss

Net loss for the first quarter of fiscal year 2024 was RMB69.5 million (US$9.6 million), compared with RMB19.6 million in the same period of 2023.

Balance Sheet

As of June 30, 2023, the Company had cash and cash equivalents of RMB311.8 million (US$43.1 million), compared with RMB370.4 million as of March 31, 2023.

Corporate Update

As part of its strategy to unlock the commercial potential of its vaccine franchise in underserved markets in Southeast Asia, the Company recently set up a new subsidiary in the Philippines to focus on clinical and regulatory efforts and product commercialization.

Conference Call Information

The Company’s management will hold an earnings conference call on Tuesday, August 15, 2023 at 8:00 P.M. Eastern Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	1-888-346-8982
International:	1-412-902-4272
Mainland China Toll Free:	4001-201203
Canada Toll Free:	1-855-669-9657
Hong Kong:	852-301-84992

The replay will be accessible through August 22, 2023 by dialing the following numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Canada Toll Free:	855-669-9658
Access Code:	8167733

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investor.ysbiopharm.com/.

About YS Biopharma

YS Biopharma is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza, Shingles, and other virus infections. YS Biopharma operates in China, the United States, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit investor.ysbiopharm.com.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 7.2258 to US$1.00, the exchange rate set forth in the central parity rate release of the People’s Bank of China on June 30, 2023.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the expected growth of YS Biopharma, the development progress of all product candidates, the progress and results of all clinical trials, YS Biopharma’s ability to source and retain talent, and the cash position of YS Biopharma following the closing of the Business Combination. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of YS Biopharma’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although YS Biopharma believes that it has a reasonable basis for each forward-looking statement contained in this press release, YS Biopharma cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the final prospectus relating to the proposed Business Combination, and other documents filed by YS Biopharma from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

YS Biopharma cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to recognize the anticipated benefits of the Business Combination, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of the marketed vaccine product and the clinical trial development results of the product candidates of YS Biopharma, and other risks and uncertainties, including those included under the heading “Risk Factors” in the post-effective amendment No. 1 to Form F-1 filed with the SEC on August 8, 2023 which became effective on August 10, 2023, and other filings with the SEC. There may be additional risks that YS Biopharma does not presently know or that YS Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of YS Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while YS Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of YS Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, YS Biopharma does not undertake any duty to update these forward-looking statements.

Investor Relations Contacts

Alyssa Li

Director of Investor Relations

Email: ir@yishengbio.com

Robin Yang
Partner, ICR, LLC
Tel: +1 (212) 537-4035
Email: YSBiopharma.IR@icrinc.com

YS Biopharma Co., Ltd.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of June 30,
	2023	2023	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash	370,108	94,749	13,113
Restricted cash	262	217,036	30,036
Accounts receivable, net	463,052	495,907	68,630
Advance to suppliers, net	6,763	9,942	1,376
Inventories, net	185,381	182,370	25,239
Prepaid expenses and other current assets	10,413	6,171	854
Total current assets	1,035,979	1,006,175	139,248

Non-current assets
Property, plant and equipment, net	571,756	566,872	78,451
Operating lease right-of-use assets, net	11,132	10,934	1,513
Deferred tax assets, net	1,906	2,491	345
Intangible assets, net	78,057	76,335	10,564
Other assets, non-current	20,924	27,069	3,746
Total non-current assets	683,775	683,701	94,619

Total assets	1,719,754	1,689,876	233,867

LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Bank loans and other borrowings – current	193,737	171,608	23,749
Accounts payable	80,439	73,868	10,223
Accrued expenses and other liabilities	377,537	398,930	55,209
Operating lease liabilities - current	4,754	5,035	697
Deferred government grants - current	2,296	2,296	318
Total current liabilities	658,763	651,737	90,196

Non-current liabilities
Bank loans and other borrowings – non- current	293,791	343,286	47,508
Operating lease liabilities - non-current	6,349	6,683	925
Deferred government grants - non- current	23,607	25,033	3,464
Warrants liability	8,792	2,384	330
Total non-current liabilities	332,539	377,386	52,227

Total liabilities	991,302	1,029,123	142,423

Shareholders’(deficit)/equity
Ordinary shares, par value US$0.00002 per share; 9,950,000,000 shares authorized; 93,058,197 shares issued and outstanding as of March 31, 2023 and June 30,2023, respectively	12	12	2
Additional paid-in capital	2,656,891	2,656,891	367,695
Accumulated deficit	(1,874,039)	(1,943,579)	(268,978)
Accumulated other comprehensive loss	(54,412)	(52,571)	(7,275)
Total shareholders’ equity	728,452	660,753	91,444

Total liabilities and shareholders’ equity	1,719,754	1,689,876	233,867

YS Biopharma Co., Ltd.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the three months ended June 30,
	2022	2023	2023
	RMB	RMB	US$

Revenues	205,476	176,274	24,395
Cost of revenues	51,134	34,680	4,799
Gross profit	154,342	141,594	19,596

Operating expenses:
Selling and marketing	70,493	79,195	10,960
General and administrative	25,509	31,813	4,403
Research and development	70,288	100,640	13,928
Total operating expenses	166,290	211,648	29,291

Loss from operations	(11,948)	(70,054)	(9,695)

Other income (expenses):
Late fees related to social security insurance	(228)	(154)	(21)
Government grants	210	1,474	204
Financial expenses, net	(7,375)	(8,028)	(1,111)
Fair value changes of warrant liability	—	6,693	926
Other income (expense), net	360	(59)	(8)
Total other income (expense), net	(7,033)	(74)	(10)

Loss before income taxes	(18,981)	(70,128)	(9,705)
Income tax expense	(612)	586	81

Net loss	(19,593)	(69,542)	(9,624)
Accretion to redemption value of convertible redeemable preferred shares	(34,473)	—	—

Net loss attributable to YS Group	(54,066)	(69,542)	(9,624)

Net loss	(19,593)	(69,542)	(9,624)
Other comprehensive income (loss): foreign currency translation adjustment	(79,358)	1,841	255
Total comprehensive loss	(98,951)	(67,701)	(9,369)

Loss per share:
– Basic and Diluted	(0.32)	(0.75)	(0.10)
Weighted average number of ordinary shares outstanding:
– Basic and Diluted	61,827,883	93,058,197	93,058,197